24889/1 07/19/16 45390756.1 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)* CANCER GENETICS, INC. (Name of Issuer) Common Stock, Par Value $0.0001 Per Share (Title of Class of Securities) 13739U104 (CUSIP Number) Mr. John Pappajohn c/o Equity Dynamics Inc. 666 Walnut Street, Suite 2116 Des Moines, IA 50309 (515) 244-5746 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) March 16, 2015 (Date of Event which Requires Filing of this Statement) If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 13739U104 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): John Pappajohn 2. Check the Appropriate Box if a Member of a Group (See Instructions): (a) Not (b) Applicable 3. SEC Use Only 4. Source of Funds (See Instructions): PF 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable 6. Citizenship or Place of Organization: United States of America Number of 7. Sole Voting Power: * Shares Beneficially 8. Shared Voting Power: * Owned by Each Reporting 9. Sole Dispositive Power: * Person With 10. Shared Dispositive Power: * 11. Aggregate Amount Beneficially Owned by Each Reporting Person: * 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ] 13. Percent of Class Represented by Amount in Row (11): * 14. Type of Reporting Person (See Instructions): IN * Based upon information provided by Cancer Genetics, Inc., a Delaware corporation (the “Company”), there were 16,120,094 shares of the Company’s common stock, par value $0.0001 per share (the “Common Shares”), of the Company outstanding as of May 25, 2016. As of the filing date of this Schedule 13D Amendment No. 2 (the “Filing Date”), John Pappajohn held 1,892,109 Common Shares and his spouse, Mary Pappajohn, held 200,000 Common Shares. In addition, as of the Filing Date, Mr. Pappajohn held warrants to purchase an aggregate of 668,392 Common Shares, options to purchase an aggregate of 125,000 Common Shares and 2,500 unvested restricted Common Shares. John Pappajohn possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by him and his spouse. As a result of the foregoing, as of the Filing Date, John Pappajohn may be deemed to beneficially own 2,888,001 Common Shares, or 17.1% of the Common Shares deemed issued and outstanding. Mr. Pappajohn’s beneficial ownership, as stated in the foregoing sentence, excludes an aggregate of (i) 10,000 Common Shares underlying options which are not exercisable on or before the 60 days following the Filing Date; (ii) 158,910 Common Shares underlying warrants which are not exercisable on or before the 60 days following the Filing Date; and (iii) 100,000 Common Shares underlying warrants which are not exercisable on or before the 60 days following the Filing Date due to certain limitations.

This Schedule 13D Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D, filed with the U.S. Securities and Exchange Commission (the “SEC”) by John Pappajohn on April 22, 2013, as amended on May 19, 2014 (collectively, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D. Item 3. Source and Amount of Funds or Other Consideration. Item 3 is hereby amended and restated in its entirety as follows: The Shares purchased by the Reporting Person were purchased with the investment capital of the Reporting Person. The aggregate amount of funds used in making the purchases reported on this Schedule 13D was approximately $10,335,000. The Shares granted to the Reporting Person were granted as consideration for services as a director. Item 5. Interest in Securities of the Issuer. Item 5 is hereby amended and restated in its entirety as follows: Based upon information provided by Cancer Genetics, Inc., a Delaware corporation (the “Company”), there were 16,120,094 shares of the Company’s common stock, par value $0.0001 per share (the “Common Shares”), of the Company outstanding as of May 25, 2016. As of the filing date of this Schedule 13D Amendment No. 2 (the “Filing Date”), John Pappajohn held 1,892,109 Common Shares and his spouse, Mary Pappajohn, held 200,000 Common Shares. In addition, as of the Filing Date, Mr. Pappajohn held warrants to purchase an aggregate of 668,392 Common Shares, options to purchase an aggregate of 125,000 Common Shares and 2,500 unvested restricted Common Shares. John Pappajohn possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by him and his spouse. As a result of the foregoing, as of the Filing Date, John Pappajohn may be deemed to beneficially own 2,888,001 Common Shares, or 17.1% of the Common Shares deemed issued and outstanding. Mr. Pappajohn’s beneficial ownership, as stated in the foregoing sentence, excludes an aggregate of (i) 10,000 Common Shares underlying options which are not exercisable on or before the 60 days following the Filing Date; (ii) 158,910 Common Shares underlying warrants which are not exercisable on or before the 60 days following the Filing Date; and (iii) 100,000 Common Shares underlying warrants which are not exercisable on or before the 60 days following the Filing Date due to certain limitations. The following table details the transactions in Common Shares, or securities convertible into, exercisable for or exchangeable for Common Shares, by Mr. Pappajohn or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof during the past 60 days on or prior to March 16, 2015 (the “Event Date”), and from the Event Date to the Filing Date.

	(Purchases)	
Date	Quantity	Weighted Average Price
03/16/2015	35,000	$7.4453
03/17/2015	15,000	$7.1491
05/14/2015	5,000	$10.74
08/26/2015	2,500	$8.9744
08/26/2015	2,500	$10.2496
03/15/2016	89,421	$2.5178
03/16/2016	10,579	$2.6216
03/17/2016	50,000	$2.6412
	(Sales)	
	NONE	

In addition to the foregoing, Mr. Pappajohn acquired (i) on November 12, 2015, 100,000 Common Shares and warrants to purchase 100,000 Common Shares at a combined price of $4.00 per Common Shares and warrant to purchase one Common Share in connection with an underwritten public offering; and (ii) on May 25, 2016, 317,820 Common Shares and warrants to purchase 158,910 Common Shares at a combined price of $2.2025 per Common Share and one half-warrant to purchase one Common Share in connection with a registered direct offering and a concurrent private placement.

Further, Mr. Pappajohn was granted 2,500 restricted Common Shares and stock options to purchase 10,000 Common Shares on October 14, 2015 as consideration for services as a director.

Except for the transactions described above, the Reporting person has not traded Shares during the past 60 days on or prior to the Event Date, and from the Event Date to the Filing Date.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. July 15, 2016 /s/ John Pappajohn John Pappajohn Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).